Emgold Mining Corporation (An Exploration Stage Company)
Condensed Interim Consolidated Financial Statements
For the Three Months Ended 31 March 2015
Stated in US Dollars
Notice of No Auditor Review of Condensed Interim Consolidated Financial Statements

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements

Table of Contents

Management's Responsibility	i
Condensed Interim Consolidated Statement of Financial Position	1
Condensed Interim Consolidated Statement of Comprehensive Loss	2
Condensed Interim Consolidated Statement of Changes in Equity	3
Consolidated Statement of Cash Flows	4
Notes to the Condensed Interim Consolidated Financial Statements	5
1) Nature of operations and going concern	5
2) Basis of preparation - Statement of Compliance	5
3) Summary of significant accounting policies	6
4) Financial instruments and risk management	6
5) Equipment	8
6) Exploration and evaluation assets	9
7) Related party transactions	11
8) Share capital	12
9) Capital disclosures	14
10) Segmented disclosure	14
11) Contingent liability	15

Management’s Responsibility

To the Shareholders of Emgold Mining Corporation:

Management is responsible for the preparation and presentation of the accompanying unaudited condensed interim consolidated financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the unaudited condensed interim consolidated financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and the Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information presented. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and the external auditors. The Audit Committee has the responsibility of meeting with management, and the external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board is also responsible for recommending the appointment of the Company’s external auditors.

We draw attention to Note 1 in the unaudited condensed interim consolidated financial statements which indicates the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a going concern.

The Company’s independent auditor has not performed a review of these unaudited condensed interim consolidated financial statements.

26 May 2015

The condensed interim consolidated financial statements were approved by the Board of Directors on 26 May 2015 and were signed on its behalf by:
“David Watkinson”	“Grant T. Smith”
David Watkinson, President & CEO	Grant T. Smith, CFO

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Emgold Mining Corporation	Statement 1
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Financial Position

		As at
	Note	31 March 2015	31 December 2014
ASSETS
Current Assets
Cash and cash equivalents		$8,779	$26,636
Amounts receivable		1,028	1,500
Prepaid amounts and deposits		6,269	5,839
		16,076	33,975
Non-Current Assets
Reclamation bonds		9,856	10,775
Equipment	(5)	1,208	1,668
Exploration and evaluation assets	(6)	1,337,563	1,337,563
		1,348,627	1,350,006
		$1,364,703	$1,383,981
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities		$131,102	$132,597
Due to related parties	(2)	659,187	628,081
		790,289	760,678
EQUITY (statement 3)
Share capital	(8)	43,935,360	43,935,360
Warrants – contributed surplus		686,349	686,349
Options – contributed surplus		7,062,781	7,062,781
Deficit		(51,110,076)	(51,061,187)
		574,414	623,303
		$1,364,703	$1,383,981

Nature of operations and going concern	(1)	Segmented disclosure	(10)
Basis of preparation - Statement of Compliance	(2)	Contingent liability	(11)
Capital disclosures	(9)

The condensed interim consolidated financial statements were approved by the Board of Directors on 26 May 2015 and were signed on its behalf by:
“David Watkinson”	“Andrew MacRitchie”
David Watkinson, Director	Andrew MacRitchie, Director

--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

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Emgold Mining Corporation	Statement 2
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Comprehensive Loss

		Three months ended	Three months ended
	Note	31 March 2015	31 March 2014
Continuing Operations
Expenses
Exploration and Evaluation
Resource property expense	(6)	$3,384	$1,681
General and Administrative
Management and consulting		31,585	34,733
Professional fees		8,357	7,795
Listing and filing fees		7,109	9,131
Shareholder communication		5,474	3,412
Office and administration		4,125	10,978
Insurance		2,051	4,569
Amortization	(5)	460	460
Banking costs		106	280
Salaries and benefits		-	29,590
		59,267	100,948
Net Loss and Comprehensive Loss Before Other Items		62,651	102,629
Other
Foreign exchange gain		(10,262)	(2,519)
Gain on sale of equipment		(3,500)	-
		48,889	100,110
Net Loss and Comprehensive Loss		$48,889	$100,110
Basic and Diluted Loss per Common Share		$0.00	$0.00
Weighted Average Number of Shares Outstanding		77,283,462	72,587,462

--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

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Emgold Mining Corporation	Statement 3
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Changes in Equity

	Shares	Amount	Warrants	Amount	Options	Amount	Deficit	Shareholders’ Equity
Balance at 01 January 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,817,049)	$619,396
Comprehensive loss for the period	-	-	-	-	-	-	(100,110)	(100,110)
Balance at 31 March 2014	72,587,462	$43,687,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,917,159)	$519,286
Shares issued for property	236,000	20,000	-	-	-	-	-	20,000
Comprehensive loss for the period	-	-	-	-	-	-	(71,104)	(71,104)
Balance at 30 June 2014	72,823,462	$43,707,315	8,985,003	$686,349	7,030,665	$7,062,781	$(50,988,263)	$468,182
Private placement issuances	5,000,000	230,056	-	-	-	-	-	230,056
Share issuance costs	-	(2,011)	-	-	-	-	-	(2,011)
Options expired	-	-	-	-	(64,000)	-	-	-
Private placement warrants	-	-	2,500,000	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(50,186)	(50,186)
Balance at 30 September 2014	77,823,462	$43,935,360	11,485,003	$686,349	6,966,665	$7,062,781	$(51,038,449)	$646,041
Warrants expired	-	-	(3,321,428)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(22,738)	(22,738)
Balance at 31 December 2014	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303
Balance at 01 January 2015	77,823,462	$43,935,360	8,163,575	$686,349	6,966,665	$7,062,781	$(51,061,187)	$623,303
Options expired	-	-		-	(466,665)	-	-	-
Warrants expired	-	-	(2,850,000)	-	-	-	-	-
Comprehensive loss for the period	-	-	-	-	-	-	(48,889)	(48,889)
Balance at 31 March 2015	77,823,462	$43,935,360	5,313,575	$686,349	6,500,000	$7,062,781	$(51,110,076)	$574,414

--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

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Emgold Mining Corporation	Statement 4
US Dollars (Unaudited)

Condensed Interim Consolidated Statement of Cash Flows

		Three months ended	Three months ended
	Note	31 March 2015	31 March 2014
OPERATING ACTIVITIES
Loss for the Period		$(48,889)	$(100,110)
Items not Affecting Cash
Amortization	(5)	460	459
Effect of currency translation on reclamation bonds		919	444
(Gain) on sale of equipment		(3,500)	-
		$(51,010)	$(99,207)
Net Change in Non-cash Working Capital
Amounts receivable		472	3
Prepaid expenses and deposits		(430)	(1,391)
Accounts payable and accrued liabilities		(1,495)	7,453
Due to (from) related parties		31,106	72,777
		$29,653	$78,842
		$(21,357)	$(20,365)
INVESTING ACTIVITIES
Proceeds from sale of equipment		3,500	-
Net Increase (Decrease) in Cash		(17,857)	(20,365)
Cash position – beginning of period		26,636	38,420
Cash Position – End of Period		$8,779	$18,055

--The accompanying notes form an integral part of the condensed interim consolidated financial statements--

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Emgold Mining Corporation
US Dollars (unaudited)

Notes to the Condensed Interim Consolidated Financial Statements

1)	Nature of operations and going concern

Emgold Mining Corporation (“the Company” or “Emgold”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1010 - 789 West Pender Street, Vancouver, British Columbia, V6C 1H2. The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) and the OTCQB.

These condensed interim consolidated financial statements (“Financial Statements”) have been prepared on the basis of the accounting principles applicable to a going concern, which assumes the Company’s ability to continue in operation for the foreseeable future and to realize its assets and discharge its liabilities in the normal course of operations.

There are several adverse conditions that cast substantial doubt upon the soundness of this assumption. The Company has negative working capital, has incurred operating losses since inception, has no source of revenue, is unable to self-finance operations and has significant on-going cash needs to meet its overhead requirements and maintain its exploration and evaluation assets. Further, the business of mining and exploration involves a high degree of risk and there can be no assurance that current or future exploration programs will result in profitable mining operations. The recoverability of exploration and evaluation assets is dependent upon several factors, which include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties.

If the going concern assumption were not appropriate for these financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the statement of financial position classifications used and such adjustments could be material.

Rounded (000’s)	31 March 2015	31 December 2014
Working capital	$(774,000)	$(727,000)
Accumulated deficit	$(51,110,000)	$(51,061,000)

2)	Basis of preparation – Statement of Compliance

These Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The Financial Statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting except for cash flow information.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

Since the unaudited condensed interim consolidated financial statements do not include all disclosures required by the IFRS for annual financial statements, they should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended 31 December 2014.

The preparation of consolidated financial statements in accordance with IAS 1 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies. The judgments, estimates and assumptions made by management affect the application of policies and reported amounts of assets and liabilities, profit and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an on-going basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Critical estimates and judgement are disclosed more fully in the Company’s audited annual consolidated financial statements for the year ended 31 December 2014.

The functional and reporting currency of the Company is the United States dollar.

3)	Summary of significant accounting policies
a)	Basis of presentation

The accounting policies and methods of computation followed in preparing these Financial Statements are the same as those followed in preparing the most recent audited annual consolidated financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended 31 December 2014.

4)	Financial instruments and risk management
a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost with the exception of cash and warrant liability, which are carried at fair value. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at
31 March 2015 and 31 December 2014.

The fair value of the Company’s cash is quoted in active markets. The Company classifies the fair value of these transactions according to the following hierarchy.

•	Level 1 – quoted prices in active markets for identical financial instruments.
•	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
•	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The Company’s cash has been assessed on the fair value hierarchy described above and classified as Level 1. The warrant liability has been classified as Level 3.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash and cash equivalents, amounts receivable, due to/from related parties, deposits, and accounts payable and accrued liabilities. At 31 March 2015 and 31 December 2014, the carrying value of cash and cash equivalents is fair value. Amounts receivable, due to/from related parties deposits and accounts payable and accrued liabilities approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company believes it is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is nominally exposed to interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. To manage this risk the Company maintains only the minimum amount of foreign cash required to fund its on-going exploration expenditures. The Company is not exposed to significant foreign currency risk, as a 5% shift in foreign exchange rates would result in an impact of $200.
At 31 March 2015 the Company held currency totalling the following:

Rounded (‘000’s)	31 March 2015	31 December 2014
Canadian dollars	$4,000	$9,000
United States dollars	$5,000	$18,000
g)	Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. As the Company has no significant source of cash flows this is a significant risk.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

5)	Equipment
	Equipment	Furniture & Equipment	Computer Hardware	Asset Under Capital Lease	Total
Cost or Deemed Cost
Balance at 01 January 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 December 2014	$18,712	$46,164	$71,945	$38,833	$175,654
Balance at 01 January 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Additions	-	-	-	-	-
Balance at 31 March 2015	$18,712	$46,164	$71,945	$38,833	$175,654
Depreciation
Balance at 01 January 2014	$16,878	$44,490	$71,945	$38,833	$172,146
Depreciation for the year	611	1,229	-	-	1,840
Balance at 31 December 2014	$17,489	$45,719	$71,945	$38,833	$173,986
Balance at 01 January 2015	$17,489	$45,719	$71,945	$38,833	$173,986
Depreciation for the period	153	307	-	-	460
Balance at 31 March 2015	$17,642	$46,026	$71,945	$38,833	$174,446
Carrying Amounts
At 01 January 2014	$1,834	$1,674	$-	$-	$3,508
At 31 December 2014	$1,223	$445	$-	$-	$1,668
At 31 March 2015	$1,070	$138	$-	$-	$1,208

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

6)	Exploration and evaluation assets
Property Acquisition Costs	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Balance at 01 January 2014	$490,508	$439,052	$20,029	$20,030	$208,719	$49,225	$1,227,563
Acquisitions	-	(20,000)	-	-	-	-	(20,000)
Dispositions	-	110,000	10,000	10,000	-	-	130,000
Balance at 31 March 2015 and 31 December 2014	$490,508	$529,052	$30,029	$30,030	$208,719	$49,225	$1,337,563
a)	Buckskin Rawhide East Property, Nevada

The Company has a 100% interest in the 52 unpatented mineral claims, totalling 835 acres that make up Buckskin Rawhide East Property, which is located near Fallon, Nevada.

The Buckskin Rawhide Property is leased to Rawhide Mining LLC (RMC), owners of the Denton Rawhide Mine. Under the terms of the lease agreement, RMC must complete $500,000 in exploration related expenditures on the property by 31 May 2016.

b)	Buckskin Rawhide West Property, Nevada

On 24 January 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada. The PC and RH claims, called Buckskin Rawhide West, comprise 21 unpatented lode mining claims totalling 420 acres. Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. The Company issued 125,000 common shares during the quarter two for the property payment for the Buckskin Rawhide West property. The Company has met all commitments on this property as up to date of this report.

c)	Koegel Rawhide , Nevada

On 13 February, 2013, the Company announced it had signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada. The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totalling 380 acres. Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2013 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018. Payments may be made in cash or shares, based on the discretion of the Company or the owner, depending on the year. In 2012, consideration payable in the amounts of $5,000 cash and $5,000 equivalent in common shares (50,000 shares) were paid, as per the Agreement, upon TSX-Venture Exchange Approval.

On 15 February 2012, the Company announced it has staked an additional 17 unpatented claims to expand this property to 36 unpatented mineral claims totalling 720 acres. The Company issued 111,000 common shares during quarter two for the annual property payment for the Koegel Rawhide property. The Company has met all commitments on this property up to the date of this report.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

d)	Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia. The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the options. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%. The stewart claims have assessment work completed that holds them in good standing until 31 January 2023.

e)	Rozan Property, British Columbia

In 2000, the Company entered into an option agreement now completed to acquire the rights to the Rozan Property, a prospect located in British Columbia. The Company holds a 100% interest in the property, subject to a 3.0% NSR. The Company has the right to purchase 66% of the royalty for the sum of CDN$1,000,000 and has the first right of refusal to purchase the remaining 33%.

During the year ended 31 December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over 5 years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.

In January 2012, after failing to meet its work commitments on the Rozan Property, Valterra announced that it has elected to terminate the Agreement with the Company and the property was returned to Emgold. Rozan claims have assessment work completed that holds them in good standing until 15 March 2023.

f)	Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“BET properties”) and surrounding areas in the Grass Valley Mining District, California, which was extended three times and expired in February 2013. The Lease Option to Purchase Agreement was for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Property (“BET properties”). Permitting activities for the Idaho-Maryland Project remain on hold pending negotiation of a suitable agreement with the BET Trust for a long term lease or purchase of their properties and mineral rights and financing of the project to move it forward through the permitting process.

The BET Trust had advertised the sale of 145 acres of land and 2,750 acres of mineral rights they control in Nevada County, listing the assets with a real estate company with an advertised price of $2.7 million. This listing was subsequently cancelled. Emgold currently owns 27.2 acres (the Lausman Property) and 7.1 acres (the Round Hole Property) of land in Grass Valley. Emgold has listed its land for sale, as a contingency, in case a suitable agreement cannot be reached with the BET Trust and/or financing cannot be obtained to move the project forward. Emgold also owns 35 acres of subsurface mineral rights in Grass Valley. If an offer made on Emgold’s properties prior to a suitable agreement being reached with the BET Trust, it is likely Emgold would sell its assets in Grass Valley and abandon the Idaho-Maryland Project.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

g)	Exploration and evaluation expenditures
Exploration expenditures	Idaho-Maryland	Buckskin Rawhide East	Buckskin Rawhide West	Koegel Property	Stewart Property	Rozan Property	Total
Administration	$-	$-	$-	$-	$-	$-	$-
Assaying	-	-	-	-	-	585	585
Claim fees	-	400	7,559	5,970	-	-	13,929
Geological	-	-	-	-	(2,489)	(2,489)	(4,978)
General	34,065	-	-	-	-	-	34,065
Year ended 31 December 2014	$34,065	$400	$7,559	$5,970	$(2,489)	$(1,904)	$43,601
General	3,384	-	-	-	-	-	3,384
Period ended 31 March 2015	$3,384	$-	$-	$-	$-	$-	$3,384

7)	Related party transactions

Related party transactions and balances not disclosed elsewhere in the Financial Statements are as follows:

Related Party Disclosure
Name and Principal Position	Fiscal Period(i)		Remuneration or fees(ii)	Share-based awards
CEO and President – management fees	2015 2014	$ $	23,125 23,125	- -
A Company of which the CFO is a director (iii) - management fees	2015 2014	$ $	7,251 9,000	- -
A Company of which the CFO is a director (iii) - accounting	2015 2014	$ $	1,997 4,400	- -

                  (i)                        For the three month periods ended 31 March 2015 and 2014.

                (ii)                        Amounts disclosed were paid or accrued to the related party.

              (iii)                        A company of which the CFO, Grant T. Smith, is a director.

At 31 March 2015, fees of $597,069 (2014 – $572,314) payable to David Watkinson; fees of $62,118 (2014 – $55,767) payable to Clearline. All amounts were included in accounts payable or due to related parties.

Due to related parties includes $13,000 which bears interest at 12% per annum. Remaining related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

8)	Share capital
a)	Authorized

Unlimited - Number of common shares without par value.

Unlimited - Number of preference shares without par value.

b)	Common shares, issued and fully paid

As at 31 March 2015, the Company issued 77,823,462 (31 December 2014 – 77,823,462) common shares.

c)	Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant. The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Stock option activity during the year is summarized as follows:

Stock option activity	31 March 2015	Weighted average exercise price	31 December 2014	Weighted average exercise price
Balance – beginning of year	6,966,665	$0.16	7,030,665	$0.16
Granted	-	-	-	-
Expired	(466,665)	0.25	(64,000)	0.175
Balance – end of period	6,500,000	0.15	6,966,665	0.16

Details of stock options outstanding as at 31 March 2015 are as follows:

Expiry Date	Exercise Price (CDN$)	31 March 2015	31 December 2014
17 March 2015	$0.25	-	466,665
08 December 2015	$0.25	1,500,000	1,500,000
07 May 2017	$0.15	1,800,000	1,800,000
22 May 2017	$0.15	200,000	200,000
11 October 2018	$0.10	3,000,000	3,000,000
		6,500,000	6,966,665

The outstanding options have a weighted-average exercise price of $0.15 (31 December 2014 - $0.16). The weighted-average remaining life of the options is 2.44 years (31 December 2014 – 2.52) years.

As at 31 March 2015, all 6,500,000 (31 December 2014 – 6,966,665) of these outstanding options had vested. As at 31 March 2015 and 31 December 2014, none of the outstanding options were in the money.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

d)	Warrants

Warrant activity during the year is summarized as follows:

Warrant Activity	31 March 2015(i)	Weighted average exercise price	31 December 2014(i)	Weighted average exercise price
Balance – beginning of year	8,163,575	$0.19	8,985,003	$0.19
Issued	-	-	2,500,000	0.10
Expired	(2,850,000)	0.12	(3,321,428)	0.12
Balance – end of period	5,313,575	0.23	8,163,575	0.19
(i)	The number of warrants is expressed in equivalent number of common shares, which may be issuable upon exercise of the warrants.

Details of warrants outstanding as at 31 March 2015 are as follows:

Issued	Expiry	Exercise Price	31 March 2015	31 December 2014
09 September 2010	09 September 2015	0.35	2,813,575	2,813,575
01 February 2013	01 February 2015	0.12(i)	-	2,850,000
18 July 2014	18 July 2016	0.10(i)	2,500,000	2,500,000
			5,313,575	8,163,575
(i)	The exercise prices of these warrants are stated in Canadian funds.

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the condensed interim consolidated statement of comprehensive loss as they arise. In the period ended 31 March 2015, the Company recognized a warrant liability of $Nil
(31 December 2014 - $Nil). The warrants were valued and subsequently re-valued on the Company’s reporting dates using the Black-Scholes option pricing model, with the following assumptions: weighted average risk free rate of 1.00%, volatility factors of 69% and an expected life of 13 months. An unrealized loss on warrant liability of $Nil has been recorded for the period ended 31 March 2015 (31 December 2014 - $2,715).

Warrant liability movement during the year is summarized as follows:

Warrant Liability	31 March 2015	Fair Value	31 December 2014	Fair Value
Balance – beginning of year	5,350,000	$-	6,171,428	-
Issued	-	-	2,500,000	3,000
Canadian valued warrants expired	(2,850,000)	-	(3,321,428)	-
Expired	-	-	-	-
Fair market value adjustment (gain) loss	-	-	-	(3,000)
Balance – end of period	2,500,000	$-	5,350,000	-
e)	Stock-based compensation

For the period ended 31 March 2015 and the year ended 31 December 2014, the Company did not issue stock options.

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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

9)	Capital disclosures

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business. The Company defines capital that it manages as share capital.

Management reviews its capital management approach on an on-going basis and believes that this approach is reasonable and appropriate relative to the size of the Company.

The Company is in the business of mineral exploration and has no source of operating revenue. Operations are financed through the issuance of capital stock or liability instruments, or through the sale of property, plant, and equipment. Capital raised is held in cash in an interest bearing bank account until such time as it is required to pay operating expenses or resource property costs. The Company is not subject to any externally imposed capital restrictions. Its objectives in managing its capital are to safeguard its cash and its ability to continue as a going concern, and to utilize as much of its available capital as possible for exploration activities. The Company’s objectives have not changed during the period ended 31 March 2015.

10)	Segmented disclosure

The Company operates in one operating segment, which is the acquisition, exploration, and development of mineral property interests. The following table provides segmented disclosure on assets and liabilities as reviewed by management regularly:

Rounded to 000’s	Canada	United States	Total
31 March 2015
Current Assets	$5,000	$11,000	$16,000
Long-Term Assets
Property and equipment	-	1,000	1,000
Resource properties	847,000	491,000	1,338,000
Other	10,000	-	10,000
Liabilities
Current Liabilities	(136,000)	(654,000)	(790,000)
Long-term Liabilities	-	-	-
31 December 2014
Current Assets	$27,000	$7,000	$34,000
Long-Term Assets
Property and equipment	-	2,000	2,000
Resource properties	867,000	491,000	1,358,000
Other	11,000	-	11,000
Liabilities	(138,000)	(623,000)	(761,000)
Current Liabilities	-	-	-
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Emgold Mining Corporation
US Dollars (unaudited) Notes to the Condensed Interim Consolidated Financial Statements

11)	Contingent liability

During 2012 and prior periods, the Company had received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the period ended 31 March 2015 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of any costs being incurred. Accordingly, no provision has been made in these consolidated financial statements.

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